Exhibit 99.1

Bright Scholar to Hold 2025 Annual General Meeting on November 28, 2024

CAMBRIDGE, England and FOSHAN, China, October 28, 2024 /PR Newswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that it would hold its 2025 annual general meeting of shareholders at Suites 6-7, The Turvill Building Old Swiss, 149 Cherry Hinton Road, Cambridge, England, CB1 7BX, United Kingdom on November 28, 2024 at 10:00 a.m. (local time). The proposal to be submitted for shareholders’ approval at the annual general meeting is the ratification of the appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as the independent registered public accounting firm of the Company for the fiscal year ended August 31, 2024. The Board has fixed October 24, 2024 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

IR Contact:

Email: BEDU@thepiacentegroup.com

Phone: +86 (10) 6508-0677/ +1-212-481-2050

Media Contact:

Email: media@brightscholar.com